                                                                  EXHIBIT (A)(8)

                           SILICON GRAPHICS AND CRAY
                            RESEARCH ANNOUNCE MERGER
                                   AGREEMENT

    UNION   OF  HIGH-END  AND   DEPLOYABLE  SUPERCOMPUTING  TECHNOLOGIES  ALLOWS
INCREASED FOCUS ON INNOVATION FOR HIGH-VOLUME MARKET OPPORTUNITIES

    NEW YORK, NY (Feb. 26, 1996) -- Silicon Graphics, Inc. (NYSE:SGI) and Cray Research, Inc. (NYSE:CYR) today announced that they have entered into a merger agreement, pursuant to which Silicon Graphics will acquire the outstanding shares of Cray Research. The combined organizations will unite Silicon Graphics' commitment to scalable, deployable supercomputing and 3D visualization with Cray's global leadership in large-scale supercomputing. The two companies have a combined revenue run rate of nearly $4 billion.

    "The combination of Silicon Graphics and Cray Research will create the world's leading high-performance computing company," said Edward R. McCracken, chairman and CEO of Silicon Graphics, Inc. "The two companies share not only a passion for innovation but also a remarkably similar architectural vision for the future of high-performance computing. The acquisition of Cray will be instrumental in expanding our scalable architecture from high-volume, low-cost desktops to teraflops, while retaining the unequaled brand equity established by Cray as the worldwide gold standard for supercomputing solutions."

    Cray Research is a recognized leader for its technology, its people and its strong customer base. With the introduction of a string of landmark systems, the company has created the category of supercomputing, representing the ultimate in performance for the scientific and engineering community.

    Over the past 18 months, Cray Research has structured and refocused its business on the most demanding segments of the high-performance computing market. With the introduction of powerful new products like the CRAY T90 parallel vector system and the CRAY T3D and CRAY T3E highly scalable products, Cray Research returned to profitability in the quarter ending December 31, 1995, and closed that quarter with an all-time, high year-end backlog of $437 million.

    Silicon Graphics is continuing to revolutionize high-performance computing among systems priced at less than $1 million by leveraging its open CMOS-based MIPS-Registered Trademark- RISC-Registered Trademark- microprocessor technology into its POWER CHALLENGE family of shared memory multiprocessor supercomputing systems.

    "Cray's performance portfolio and reputation, combined with Silicon Graphics' leadership in revolutionizing the entry-level supercomputing market with deployable solutions, 3D graphics and desktop products, will position the new organization as the premier supplier of information technology," said J. Phillip Samper, chairman and CEO of Cray Research, Inc. "The combination of these two companies will provide not only the world's most powerful computers, but also the most aggressive price/performance solutions across a broad spectrum of customer requirements."

    The definitive merger agreement has been approved by the Boards of Directors of Silicon Graphics and Cray Research. Under the terms of the agreement, Silicon Graphics will make a first step cash tender offer of $30.00 a share for 19,218,735 shares, approximately 75 percent of the outstanding common stock of Cray Research. The tender offer is expected to commence this week. The offer is subject to the tender of at least 51 percent of Cray Research's shares on a fully-diluted basis in the tender offer and to customary conditions, including required government approvals.

    Following completion of the offer, the remaining shares of Cray Research are expected to be converted at a one to one ratio into Silicon Graphics' stock. If fewer than 19,218,735 of the shares are purchased in the tender offer, the remaining Cray Research shareholders will receive a fraction of Silicon Graphics stock and cash for each share so that the aggregate cash and stock consideration paid in the merger is the same as if the offer had been fully subscribed. The merger will be accounted for on a purchase accounting basis. The transaction is expected to be closed in Silicon Graphics' quarter ending in June 1996.

    The closing prices for Silicon Graphics and Cray Research common stock on Friday, February 23, 1996, the last trading day prior to the board meetings to approve the transaction, were $27.50 and $25.25 respectively.

    This news release contains forward looking statements that involve risks and uncertainties, including the satisfaction of the conditions to the transaction and the successful integration of Silicon Graphics and Cray Research, and other risks detailed from time to time in the SEC reports filed by Silicon Graphics and Cray Research, including the report on Form 10-Q filed by Silicon Graphics for the quarter ending December 31, 1995, and the report on Form 10-Q filed by Cray Research for the quarter ended September 30, 1995. Actual results may vary materially.

    Cray Research provides the leading supercomputing tools and services to help solve customers' most challenging problems. Cray Research, Inc. is headquartered in Eagan, Minnesota.

    Silicon Graphics, Inc. is a leading manufacturer of high-performance and commercial computing systems. The company delivers interactive three dimensional graphics, digital media and symmetric multiprocessing supercomputing technologies to technical and commercial environments through direct and indirect sales channels. Its subsidiary, MIPS Technologies, Inc. designs and licenses the industry's leading RISC processor technology for the computer systems, interactive consumer and embedded control markets. Silicon Graphics, Inc. has offices worldwide and headquarters in Mountain View, California.

    Silicon Graphics and the Silicon Graphics logo are registered trademarks and POWER CHALLENGE is a trademark of Silicon Graphics, Inc. MIPS and RISC are registered trademarks of MIPS Technologies, Inc. Cray is a registered trademark of Cray Research, Inc.

                            ------------------------

Contact:
Jennifer Rothert Piercey (Silicon Graphics, Inc. - Media), 415-933-2019 Marilyn Lattin (Silicon Graphics, Inc. - Financial), 415-933-5070
Steve Conway (Cray Research, Inc. - Media), 612-683-7133
Brad Allen (Cray Research, Inc. - Financial), 612-683-7395